SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)
Western Gas Partners, LP

(Name of Issuer)
Common Units Representing Limited Partner Interests

(Title of Class of Securities)
958254-10-4

(CUSIP Number)
Robert G. Gwin
1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046
(832) 636-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 19, 2008

(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	958254-10-4	3D/A	Page	2	of	9

1	NAME OF REPORTING PERSONS Anadarko Petroleum Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		8,282,322 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

8,282,322 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,282,322 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.5%

14	TYPE OF REPORTING PERSON*

HC; CO
* Anadarko Petroleum Corporation may also be deemed to beneficially own 26,536,306 subordinated units representing limited partner interests in Western Gas Partners, LP, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Western Gas Partners, LP, as amended, which is incorporated herein by reference.

CUSIP No.	958254-10-4	13D/A	Page	3	of	9

1	NAME OF REPORTING PERSONS Western Gas Resources, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		8,282,322 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

8,282,322 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,282,322 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.5%

14	TYPE OF REPORTING PERSON*

HC; CO
* Western Gas Resources, Inc. may also be deemed to beneficially own 26,536,306 subordinated units representing limited partner interests in Western Gas Partners, LP, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Western Gas Partners, LP, as amended, which is incorporated herein by reference.

CUSIP No.	958254-10-4	13D/A	Page	4	of	9

1	NAME OF REPORTING PERSONS WGR Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		8,282,322 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

8,282,322 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,282,322 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.5%

14	TYPE OF REPORTING PERSON*

HC; OO – limited liability company
* WGR Holdings, LLC may also be deemed to beneficially own 26,536,306 subordinated units representing limited partner interests in Western Gas Partners, LP, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Western Gas Partners, LP, as amended, which is incorporated herein by reference.

CUSIP No.	958254-10-4	13D/A	Page	5	of	9

1	NAME OF REPORTING PERSONS Western Gas Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON*

	OO – limited liability company
* Western Gas Holdings, LLC, the sole general partner of Western Gas Partners, LP, owns 1,135,296 general partner units and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in Western Gas Partners, LP.

AMENDMENT NO. 2 TO SCHEDULE 13D
     This Amendment No. 2 to Schedule 13D amends and restates (where indicated) Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the Securities and Exchange Commission on June 16, 2008 (as so amended, “Schedule 13D”), which amended and restated Schedule 13D filed with the Securities and Exchange Commission on May 23, 2008, and relates to the beneficial ownership by the Reporting Persons of the common units representing limited partner interests of Western Gas Partners, LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in Amendment No. 1. This Amendment is being filed by the Reporting Persons pursuant to their Joint Filing Agreement filed as Exhibit D to Amendment No. 1. This Amendment is being filed to disclose the change in beneficial ownership of the common units by the Reporting Persons resulting from the issuance of 2,556,891 common units from the Issuer to WGR Holdings (as defined below) on December 19, 2008, pursuant to the 2008 Contribution Agreement (as defined below).
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is hereby amended and restated in its entirety as follows:
     The Issuer was formed in August 2007 as a Delaware limited partnership to indirectly own, operate, acquire and develop midstream energy assets that were previously indirectly owned and operated by Anadarko.
     At the closing of the Issuer’s initial public offering (the “Offering” ) of 18,750,000 common units representing limited partner interests in the Issuer, the following transactions, among others, occurred pursuant to a Contribution, Conveyance and Assumption Agreement dated May 14, 2008 (the “Contribution Agreement”), among the Issuer, the General Partner, WGR Holdings, WGR Asset Holding Company LLC, a Delaware limited liability company ( “Asset HoldCo” ), Anadarko, Western Gas Operating LLC, a Delaware limited liability company ( “Operating GP” ), and WGR Operating, LP, a Delaware limited partnership (“OLP”):
•	the transfer of 100% of the interests in Anadarko Gathering Company, LLC, Pinnacle Gas Treating LLC and MIGC LLC to OLP;

•	the Issuer’s issuance of 1,083,115 general partner units and incentive distribution rights to the General Partner; and

•	the Issuer’s issuance of 4,973,806 Common Units, 26,536,306 Subordinated Units to WGR Holdings in exchange for the contributed interests and the right to receive any Common Units not purchased pursuant to the over-allotment option granted to the underwriters of the Offering.
     Upon the termination of the subordination period as set forth in the Issuer’s First Amended and Restated Agreement of Limited Partnership (as amended from time to time, the “Partnership Agreement” ), the subordinated units are convertible into common units on a one-for-one basis.
     In connection with the Offering, the Issuer granted to the underwriters a 30-day option to purchase up to an additional 2,812,500 common units, which will be issued to such underwriters upon an exercise of such option, if any. Upon the earlier to occur of the expiration of the over-allotment option period or the exercise in full of the over-allotment option, WGR Holdings will be issued a number of additional common units equal to the excess, if any, of (x) 2,812,500 over (y) the aggregate number of common units, if any, actually purchased by the underwriters pursuant to the exercise of the over-allotment option. On June 11, 2008, the underwriters exercised their over-allotment option in the amount of 2,060,875 common units, and as such 751,625 common units were issued to WGR Holdings.

     On December 19, 2008, 2,556,891 common units were issued to WGR Holdings pursuant to the Contribution Agreement, dated November 11, 2008 (the “2008 Contribution Agreement”), among WGR, Asset HoldCo, WGR Holdings, the General Partner (together with WGR, Asset HoldCo and WGR Holdings, the “Contributing Parties”), the Issuer, Operating GP and OLP. Under the 2008 Contribution Agreement, a subsidiary of the Issuer acquired certain midstream assets from the Contributing Parties in exchange for cash consideration of $175,000,000, which the Issuer borrowed from Anadarko pursuant to a Term Loan Agreement, dated December 19, 2008, and unit consideration consisting of 2,556,891 common units.
     Concurrent with the issuance of 2,556,891 common units to WGR Holdings in connection with the 2008 Contribution Agreement, the General Partner received 52,181 additional general partner units in the Issuer after contributing its 2% undivided interest in the midstream assets, thereby maintaining its 2% general partner interest in the Issuer.
Item 5. Interest in Securities of the Issuer
     Item 5(a) and (b) of Schedule 13D are hereby amended and restated in their entirety to read as follows:
     (a)  (1) WGR Holdings is the record and beneficial owner of 8,282,322 common units, which based on there being 29,093,197 common units outstanding as of December 19, 2008, represents 28.5% of the outstanding common units. WGR Holdings also is the record owner of 26,536,306 subordinated units, which represent all of the outstanding subordinated units as of December 19, 2008. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. WGR Holdings, as the 99% owner of the General Partner, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 1,135,296 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner.
          (2) Anadarko, as the indirect 100% owner of WGR Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the 8,282,322 common units held of record by WGR Holdings, which based on there being 29,093,197 common units outstanding as of December 19, 2008, represents 28.5% of the outstanding common units. Anadarko, as the indirect 100% owner of WGR Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the aggregate 26,536,306 subordinated units held of record by WGR Holdings, which represent all of the outstanding subordinated units as of December 19, 2008. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. Anadarko, as the indirect 100% owner of the General Partner, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 1,135,296 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner.
          (3) WGR, as the sole member of WGR Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the 8,282,322 common units held of record by WGR Holdings, which based on there being 29,093,197 common units outstanding as of December 19, 2008, represents 28.5% of the outstanding common units. WGR, as the sole member of WGR Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the aggregate 26,536,306 subordinated units held of record by WGR Holdings, which represent all of the outstanding subordinated units as of December 19, 2008.

The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. WGR, as the sole member of WGR Holdings, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 1,135,296 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner.
          (4) The General Partner, as the sole general partner of the Issuer, does not beneficially own any common units of the Issuer. However, the General Partner does own 1,135,296 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer.
          (5) See Schedule 1 for the aggregate number and percentage of common units beneficially owned by the Listed Persons.
     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of Schedule 13D is hereby amended to add the following language as the last paragraph under the heading “Cash Distributions”:
     In connection with the consummation of the transactions contemplated by the 2008 Contribution Agreement, the Issuer amended the Partnership Agreement to permit the Issuer to make a special one-time cash distribution to WGR Holdings (without a corresponding distribution to the General Partner or the limited partners of the Issuer) in an amount equal to the cash consideration required to be paid by the Issuer under the 2008 Contribution Agreement.
     The last paragraph of Item 6 is hereby amended and restated in its entirety to read as follows:
References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the First Amended and Restated Agreement of Limited Partnership of Western Gas Partners, LP filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Western Gas Partners, LP filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008, each of which is incorporated in its entirety in this Item 6. References to, and descriptions of, the General Partner LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the General Partner LLC Agreement filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008, which is incorporated in its entirety in this Item 6.

Item 7. Material to Be Filed as Exhibits

Exhibit A	First Amended and Restated Agreement of Limited Partnership of Western Gas Partners, LP (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference).

Exhibit B	Omnibus Agreement among Western Gas Partners, LP, Western Gas Holdings, LLC and Anadarko Petroleum Corporation (filed as Exhibit 10.3 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference).

Exhibit C	First Amended and Restated Limited Liability Company Agreement of Western Gas Holdings, LLC (attached as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference).

Exhibit D	Joint Filing Statement (attached as Exhibit D to the Schedule 13D (File No. 005-84028) filed with the Commission on May 23, 2008 and incorporated herein in its entirety by reference).

Exhibit E	Contribution, Conveyance and Assumption Agreement by and among Western Gas Partners, LP, Western Gas Holdings, LLC, Anadarko Petroleum Corporation, WGR Holdings, LLC, Western Gas Resources, Inc., WGR Asset Holding Company LLC, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference).

Exhibit F	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Western Gas Partners, LP (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008 and incorporated herein in its entirety by reference).

Exhibit G	Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on November 13, 2008 and incorporated herein in its entirety by reference).

Exhibit H	Term Loan Agreement by and between Western Gas Partners, LP and Anadarko Petroleum Corporation (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008 and incorporated herein in its entirety by reference).

Exhibit I	Amendment No. 1 to Omnibus Agreement by and among Western Gas Partners, LP, Western Gas Holdings, LLC, and Anadarko Petroleum Corporation, dated as of December 19, 2008 (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008 and incorporated herein in its entirety by reference).

Signatures
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 23, 2008	ANADARKO PETROLEUM CORPORATION

	By:	/s/ Robert K. Reeves

	Name:	Robert K. Reeves
	Title:	Senior Vice President, General Counsel and
Chief Administrative Officer

WESTERN GAS RESOURCES, INC.

	By:	/s/ Robert G. Gwin

	Name:	Robert G. Gwin
	Title:	Senior Vice President

WGR HOLDINGS, LLC

	By:	/s/ Robert G. Gwin

	Name:	Robert G. Gwin
	Title:	President and Chief Executive Officer

WESTERN GAS HOLDINGS, LLC
	By:	/s/ Robert G. Gwin

	Name:	Robert G. Gwin
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit A	First Amended and Restated Agreement of Limited Partnership of Western Gas Partners, LP (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference).

Exhibit B	Omnibus Agreement among Western Gas Partners, LP, Western Gas Holdings, LLC and Anadarko Petroleum Corporation (filed as Exhibit 10.3 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference).

Exhibit C	First Amended and Restated Limited Liability Company Agreement of Western Gas Holdings, LLC (attached as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference).

Exhibit D	Joint Filing Statement (attached as Exhibit D to the Schedule 13D (File No. 005-84028) filed with the Commission on May 23, 2008 and incorporated herein in its entirety by reference).

Exhibit E	Contribution, Conveyance and Assumption Agreement by and among Western Gas Partners, LP, Western Gas Holdings, LLC, Anadarko Petroleum Corporation, WGR Holdings, LLC, Western Gas Resources, Inc., WGR Asset Holding Company LLC, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference).

Exhibit F	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Western Gas Partners, LP (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008 and incorporated herein in its entirety by reference).

Exhibit G	Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on November 13, 2008 and incorporated herein in its entirety by reference).

Exhibit H	Term Loan Agreement by and between Western Gas Partners, LP and Anadarko Petroleum Corporation (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008 and incorporated herein in its entirety by reference).

Exhibit I	Amendment No. 1 to Omnibus Agreement by and among Western Gas Partners, LP, Western Gas Holdings, LLC, and Anadarko Petroleum Corporation, dated as of December 19, 2008 (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008 and incorporated herein in its entirety by reference).